EX-99.77C

Matters Submitted to a Vote of Security Holders

On January 16, 2013, the Board of Directors of Special Value Opportunities Fund, LLC, a Delaware limited liability company (the "Registrant"), began soliciting shareholder consent pursuant to a consent solicitation statement on behalf of the Registrant in connection with a proposal to amend the Registrant's Second Amended and Restated Operating Agreement, dated as of July 12, 2004, to extend the term of the Registrant to July 13, 2016, (the "Term Extension Proposal") and a proposal for the shareholders to elect the nominee to the Board of Directors of the Registrant. In regard to the election of director nominee, there was no solicitation in opposition to the Board’s nominee, as listed in the consent solicitation statement pursuant to rule 20a-1 under the Act and regulation 14A under the 1934 Act, and such director nominee was elected. The Term Extension Proposal was approved by shareholders on February 1, 2013, with 23,655 affirmative votes and 2,465 negative votes.